Exhibit 99.2

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA.

18 October 2007

European Commission approves proposed acquisition of Altadis, S.A. by Imperial Tobacco Group PLC

The European Commission today announced its decision to approve Imperial Tobacco Group PLC’s (“Imperial Tobacco”) proposed acquisition of Altadis, S.A. (“Altadis”).

Gareth Davis, Chief Executive, said: “We are pleased that the European Commission has approved our proposed acquisition of Altadis, subject to the enlarged group divesting a small number of fine cut tobacco, pipe tobacco and cigar brands in certain European markets, including Interval fine cut tobacco in France. We always anticipated some divestments and, in the context of the overall combined portfolios, these will not materially adversely affect the operational and financial performance of the enlarged group.”

Imperial Tobacco envisages receiving approval of its proposed offer of €50 for each Altadis share (the “Offer”) from the Comisión Nacional del Mercado de Valores (the “CNMV”), the Spanish Securities and Exchange Commission, soon. The Offer acceptance period will commence after the CNMV’s approval is received.

Enquiries

Imperial Tobacco
Alex Parsons	Tel: +44 (0) 7967 467241
(Group Media Relations Manager)
Simon Evans	Tel: +44 (0) 7967 467684
(Group Press Officer)
John Nelson-Smith	Tel: +44 (0) 7919 391866
(Investor Relations Manager)

Citi (lead financial adviser to Imperial Tobacco)	Tel: +44 (0) 20 7986 4000
Ian Carnegie-Brown
Ian Hart
Mark Todd

Manuel Falco	Tel: +34 (0) 91 538 4411

Hoare Govett	Tel: +44 (0) 20 7678 8000
(joint corporate broker to Imperial Tobacco)
Hugo Fisher
Paul Nicholls

Lehman Brothers	Tel: +44 (0) 20 7102 1000
(financial adviser to Imperial Tobacco)
Ludovico del Balzo
Adrian Fisk

Morgan Stanley	Tel: +44 (0) 20 7425 5000
(financial adviser and joint corporate
broker to Imperial Tobacco)
Gavin Macdonald
Paul Baker

Banco Santander	Tel: +34 (0) 91 289 3371
(financial adviser to Imperial Tobacco)
Filipe Ribeiro-Ferreira
Georg Orssich

Citi, Hoare Govett Limited, Lehman Brothers Europe Limited, Morgan Stanley & Co. International Limited and Banco Santander, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Imperial Tobacco and no one else in relation to the matters referred to in this announcement and will not be responsible to anyone other than Imperial Tobacco for providing the protections afforded to clients of Citi, Hoare Govett Limited, Lehman Brothers Europe Limited, Morgan Stanley & Co. International Limited and Banco Santander respectively nor for providing advice in relation to these matters, the content of this announcement or any matter referred to in it.

Copies of Imperial Tobacco’s announcements are available on its website: www.imperial-tobacco.com